================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 Amendment No. 4


                                 Medamicus, Inc.
                                ----------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                   584027-10-6
                                 --------------
                                 (CUSIP Number)


                               Robert T. Montague
                         Robins, Kaplan, Miller & Ciresi
                         800 LaSalle Avenue, Suite 2800
                              Minneapolis, MN 55402
                                  612-349-8500
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to receive Notices and Communications)


                                 April 25, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


================================================================================

CUSIP No. 584027-10-6

       (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

              Pyramid Trading Limited Partnership 36-3723624
--------------------------------------------------------------------------------
       (2)    Check the Appropriate Box if a Member of a Group
                                                                 (a)     [   ]
                                                                 (b)     [ x ]
--------------------------------------------------------------------------------
       (3)    SEC Use Only

--------------------------------------------------------------------------------
       (4)    Source of Funds

              WC
--------------------------------------------------------------------------------
       (5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                                         [    ]

--------------------------------------------------------------------------------
       (6)    Citizenship or Place of Organization

              Illinois
--------------------------------------------------------------------------------
 NUMBER OF        (7)      Sole Voting Power                           0  shares
  SHARES          --------------------------------------------------------------
BENEFICIALLY      (8)      Shared Voting Power                     65,292 shares
 OWNED BY         --------------------------------------------------------------
   EACH           (9)      Sole Dispositive Power                      0  shares
 REPORTING        --------------------------------------------------------------
PERSON WITH       (10)     Shared Dispositive Power                65,292 shares
--------------------------------------------------------------------------------
       (11)   Aggregate Amount Beneficially Owned by Each Reporting Person

              65,292 shares
--------------------------------------------------------------------------------
       (12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
              [  ]
--------------------------------------------------------------------------------
       (13)   Percent of Class Represented by Amount in Row (11)

              1.6%
--------------------------------------------------------------------------------
       (14)   Type of Reporting Person (See Instructions)

              BD, PN, IV
--------------------------------------------------------------------------------

CUSIP No. 54027-10-6

       (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

              Oakmont Investments, LLC 36-3996171
--------------------------------------------------------------------------------
       (2)    Check the Appropriate Box if a Member of a Group
                                                                    (a)   [   ]
                                                                    (b)   [ x ]
--------------------------------------------------------------------------------
       (3)    SEC Use Only

--------------------------------------------------------------------------------
       (4)    Source of Funds

              N/A
--------------------------------------------------------------------------------
       (5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                                          [   ]

--------------------------------------------------------------------------------
       (6)    Citizenship or Place of Organization

              Illinois
--------------------------------------------------------------------------------
 NUMBER OF        (7)      Sole Voting Power                           0  shares
  SHARES          --------------------------------------------------------------
BENEFICIALLY      (8)      Shared Voting Power                    65,292  shares
 OWNED BY         --------------------------------------------------------------
   EACH           (9)      Sole Dispositive Power                      0  shares
 REPORTING        --------------------------------------------------------------
PERSON WITH       (10)     Shared Dispositive Power               65,292  shares
--------------------------------------------------------------------------------
       (11)   Aggregate Amount Beneficially Owned by Each Reporting Person

              65,292 shares
--------------------------------------------------------------------------------
       (12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
              [  ]
--------------------------------------------------------------------------------
       (13)   Percent of Class Represented by Amount in Row (11)

              1.6%
--------------------------------------------------------------------------------
       (14)   Type of Reporting Person (See Instructions)

              CO, IV
--------------------------------------------------------------------------------

CUSIP No. 584027-10-6

       (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

              Daniel Asher ###-##-####
--------------------------------------------------------------------------------
       (2)    Check the Appropriate Box if a Member of a Group
                                                                    (a)   [   ]
                                                                    (b)   [ x ]
--------------------------------------------------------------------------------
       (3)    SEC Use Only

--------------------------------------------------------------------------------
       (4)    Source of Funds

              N/A
--------------------------------------------------------------------------------
       (5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                                          [   ]

--------------------------------------------------------------------------------
       (6)    Citizenship or Place of Organization

              United States
--------------------------------------------------------------------------------
 NUMBER OF        (7)      Sole Voting Power                          0  shares
  SHARES          --------------------------------------------------------------
BENEFICIALLY      (8)      Shared Voting Power                   65,292  shares
 OWNED BY         --------------------------------------------------------------
   EACH           (9)      Sole Dispositive Power                     0  shares
 REPORTING        --------------------------------------------------------------
PERSON WITH       (10)     Shared Dispositive Power               65,292 shares
--------------------------------------------------------------------------------
       (11)   Aggregate Amount Beneficially Owned by Each Reporting Person

              65,292 shares
--------------------------------------------------------------------------------
       (12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
              [  ]
--------------------------------------------------------------------------------
       (13)   Percent of Class Represented by Amount in Row (11)

              1.6%
--------------------------------------------------------------------------------
       (14)   Type of Reporting Person (See Instructions)

              IN
--------------------------------------------------------------------------------

         This Amendment No. 4 ("Amendment No. 4") amends the Statement on
Schedule 13D (the "Schedule 13D") filed on December 29, 1999, and amended by Amendment No. 1 filed May 1, 2000, Amendment No. 2 filed September 28, 2000 and Amendment No. 3 filed October 27, 2000 by Pyramid Trading Limited Partnership ("PT"), Oakmont Investments, LLC, the general partner of PT ("OI") and Daniel Asher, as Manager of OI and individually ("DA")(collectively, the "Reporting Persons") with respect to their beneficial ownership of common stock, par value $.01 per share (the "Common Stock"), of Medamicus, Inc., a Minnesota corporation (the "Company"). The principal executive offices of the Company are located at 15301 Highway 55 West, Plymouth, MN 55447.

         Items 3, 5 and 7 are hereby amended to read as follows:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         From March 28, 2001 to June 1, 2001, PT sold 219,100 shares of Common Stock realizing $1,552,102, decreasing its holdings to a total of 65,292 shares.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of June 1, 2001, the Reporting Persons beneficially owned 65,292 shares of Common Stock, representing 1.6% thereof, based on 4,196,799 shares outstanding as of May 31, 2001 as set forth in the Company's Registration Statement filed on Form S-8 on June 8, 2001.

         (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

         (c) The information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty (60) days is set forth in Appendix A hereto and incorporated herein by reference. All of the transactions were open market transactions.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1. Agreement dated as of June 19, 2001 by and among the signatories of this Statement on Schedule 13-D with respect to its filing.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: June 19, 2001        PYRAMID TRADING LIMITED PARTNERSHIP
                               BY OAKMONT INVESTMENTS, LLC ITS GENERAL PARTNER


                               BY /s/ Daniel Asher
                                  ----------------------------------------------
                                      Daniel Asher,
                                      Manager, Oakmont Investments, LLC


                               OAKMONT INVESTMENTS, LLC



                               BY /s/ Daniel Asher
                                  ----------------------------------------------
                                      Daniel Asher, Manager


                               /s/ Daniel Asher
                               -------------------------------------------------
                               DANIEL ASHER

APPENDIX A


                                    NUMBER OF SHARES                    TRANSACTION
                                       PURCHASED\        SHARE            (COSTS)/
                     DATE                (SOLD)          PRICE            PROCEEDS
                     ----           ----------------     -----          -----------
                    3/28/01             (5,000)          $4.38          $21,875.00
                    4/10/01             (2,000)          $4.50           $9,000.00
                    4/10/01             (2,000)          $4.65           $9,300.00
                    4/11/01             (2,000)          $4.50           $9,000.00
                    4/12/01             (1,000)          $4.55           $4,550.00
                    4/12/01             (1,500)          $4.60           $6,900.00
                    4/12/01             (1,000)          $4.65           $4,650.00
                    4/16/01             (1,000)          $4.95           $4,950.00
                    4/16/01             (1,500)          $4.95           $7,425.00
                    4/17/01               (400)          $4.90           $1,960.00
                    4/17/01             (1,600)          $4.90           $7,840.00
                    4/17/01            (10,000)          $5.07          $50,700.00
                    4/18/01             (1,500)          $5.25           $7,875.00
                    4/19/01               (500)          $5.20           $2,600.00
                    4/19/01             (1,500)          $5.20           $7,800.00
                    4/19/01             (1,500)          $5.23           $7,845.00
                    4/20/01               (700)          $5.30           $3,710.00
                    4/24/01             (1,000)          $5.25           $5,250.00
                    4/25/01             (1,500)          $5.25           $7,875.00
                    4/25/01             (1,000)          $5.29           $5,290.00
                    4/25/01             (1,000)          $5.29           $5,290.00
                    4/25/01             (1,500)          $5.30           $7,950.00
                    4/30/01             (1,000)          $5.45           $5,450.00
                    4/30/01             (1,000)          $5.45           $5,450.00
                    4/30/01             (2,000)          $5.50          $11,000.00
                    4/30/01             (2,000)          $5.60          $11,200.00
                    5/04/01             (1,000)          $5.55           $5,550.00
                    5/04/01             (1,000)          $5.60           $5,600.00
                    5/04/01             (3,000)          $5.65          $16,950.00
                    5/04/01             (1,800)          $5.75          $10,350.00
                    5/04/01               (100)          $5.75             $575.00
                    5/04/01               (100)          $5.75             $575.00
                    5/04/01             (5,000)          $5.87          $29,350.00
                    5/04/01             (2,000)          $5.99          $11,980.00
                    5/04/01             (2,000)          $5.99          $11,980.00
                    5/04/01            (20,000)          $5.60         $112,000.00
                    5/07/01             (1,000)          $5.98           $5,980.00
                    5/07/01               (500)          $6.00           $3,000.00
                    5/07/01             (1,500)          $6.00           $9,000.00
                    5/07/01             (2,000)          $6.00          $12,000.00
                    5/07/01             (2,000)          $6.25          $12,500.00
                    5/07/01             (2,000)          $6.40          $12,800.00
                    5/07/01             (1,000)          $6.40           $6,400.00

                    5/07/01               (500)          $6.40           $3,200.00
                    5/07/01               (500)          $6.40           $3,200.00
                    5/07/01               (200)          $6.40           $1,280.00
                    5/07/01             (1,000)          $6.45           $6,450.00
                    5/07/01             (1,000)          $6.45           $6,450.00
                    5/07/01             (2,500)          $6.45          $16,125.00
                    5/07/01             (5,000)          $6.60          $33,000.00
                    5/07/01             (1,400)          $6.65           $9,310.00
                    5/10/01               (600)          $6.40           $3,840.00
                    5/10/01             (1,500)          $7.25          $10,875.00
                    5/10/01               (100)          $7.27             $727.00
                    5/10/01               (700)          $7.27           $5,089.00
                    5/10/01               (500)          $7.35           $3,675.00
                    5/10/01               (100)          $7.46             $746.00
                    5/10/01               (100)          $7.52             $752.00
                    5/10/01             (1,000)          $7.52           $7,520.00
                    5/10/01               (100)          $7.60             $760.00
                    5/10/01             (2,500)          $7.70          $19,250.00
                    5/10/01             (5,000)          $7.75          $38,750.00
                    5/10/01             (4,200)          $7.75          $32,550.00
                    5/10/01               (800)          $7.75           $6,200.00
                    5/10/01             (5,000)          $7.75          $38,750.00
                    5/14/01             (1,500)          $7.45          $11,175.00
                    5/14/01             (1,500)          $7.45          $11,175.00
                    5/14/01               (400)          $7.48           $2,992.00
                    5/14/01               (800)          $7.48           $5,984.00
                    5/14/01             (1,000)          $7.50           $7,500.00
                    5/14/01             (1,000)          $7.50           $7,500.00
                    5/14/01             (2,000)          $7.60          $15,200.00
                    5/14/01               (200)          $7.65           $1,530.00
                    5/14/01             (1,800)          $7.65          $13,770.00
                    5/15/01               (100)          $7.75             $775.00
                    5/15/01             (1,900)          $7.75          $14,725.00
                    5/15/01             (1,500)          $7.78          $11,670.00
                    5/15/01               (500)          $7.78           $3,890.00
                    5/16/01             (1,000)          $7.78           $7,780.00
                    5/16/01               (300)          $7.80           $2,340.00
                    5/16/01               (100)          $7.80             $780.00
                    5/16/01             (3,000)          $7.80          $23,400.00
                    5/16/01             (1,600)          $7.80          $12,480.00
                    5/16/01             (2,500)          $7.80          $19,500.00
                    5/16/01             (4,000)          $7.84          $31,360.00
                    5/16/01             (4,000)          $7.88          $31,520.00
                    5/18/01             (3,100)          $8.45          $26,195.00
                    5/18/01             (1,900)          $8.45          $16,055.00
                    5/18/01             (5,000)          $8.70          $43,500.00
                    5/18/01             (5,000)          $8.75          $43,750.00
                    5/21/01             (5,000)          $8.70          $43,500.00
                    5/21/01             (5,000)          $8.70          $43,500.00
                    5/21/01               (300)          $8.69           $2,607.00
                    5/22/01             (1,000)          $8.60           $8,600.00
                    5/22/01             (1,500)          $8.65          $12,975.00

                    5/22/01             (2,000)          $8.75          $17,500.00
                    5/22/01             (1,500)          $8.75          $13,125.00
                    5/22/01             (1,500)          $8.75          $13,125.00
                    5/24/01             (3,600)         $10.00          $36,000.00
                    5/24/01             (1,400)         $10.00          $14,000.00
                    5/24/01             (3,000)         $10.00          $30,000.00
                    5/24/01             (2,000)         $10.00          $20,000.00
                    5/24/01             (3,600)         $10.00          $36,000.00
                    5/29/01             (5,000)          $9.98          $49,900.00
                    5/29/01             (5,000)         $10.00          $50,000.00
                    5/29/01             (1,000)         $10.00          $10,000.00
                    5/30/01             (2,000)          $9.80          $19,600.00
                    6/01/01             (2,000)          $8.65          $17,300.00
                                     ============                  =================

TOTAL:                                 (219,100)                     $1,552,102.00